April 25, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:Ethan Horowitz, Accounting Branch Chief

Office of Natural Resources

Re:Patterson-UTI Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 20, 2018

File No. 0-22664

Dear Mr. Horowitz:

Set forth below are the responses of Patterson-UTI Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2018 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on February 20, 2018 (the “Form 10-K”) and the Company’s Form 8-K filed with the Commission on February 8, 2018 (the “Form 8-K”).

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Management Overview, page 30

1.

Disclosure in your Form 10-K states that the expiration of higher day rate, legacy long-term rig contracts was a cause of lower average revenue per operating day during the fiscal year ended December 31, 2017. As average revenue per operating day is identified as a primary factor that impacts the revenues in your contract drilling

Securities and Exchange Commission

April 25, 2018

segment, revise to analyze the expiration of these legacy rig contracts as a known trend that is reasonably likely to impact your operating results. This disclosure should explain the degree to which past results are indicative of future performance in light of material differences in the terms of expiring legacy contracts compared to the contracts you are currently entering into. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment.  As noted in our Form 10-K, average revenue per operating day decreased during 2017 due in part to the expiration of higher day rate, legacy long-term rig contracts.  Many of these legacy long-term rig contracts were entered into during periods of higher demand, and as a result, these legacy contracts had a higher day rate on average relative to the more recent contracts pursuant to which work was performed during 2017.  If commodity prices continue to increase, we expect to experience increased demand for our services, which could result in higher day rates on newer rig contracts, thus mitigating the reduction in revenue that resulted from the expiration of our legacy contracts.

In future filings with the Commission, including, to the extent applicable, our disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our next Quarterly Report on Form 10-Q, we will analyze the expiration of our legacy rig contracts and explain the degree to which past results are indicative of future performance in light of material differences in the terms of expiring legacy contracts compared to the contracts we are currently entering into.

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page F-13

2.

Disclosure regarding your acquisition of Seventy Seven Energy Inc. identifies its “reputation as an experienced provider of high-quality contract drilling and pressure pumping services in a safe and efficient manner” as a factor that contributed to a purchase price resulting in the recognition of goodwill. However, it does not appear that you have described the qualitative factors that make up the goodwill recognized. Revise to provide disclosure that complies with the requirements of FASB ASC 805-30-50-1a. This comment also applies to the goodwill recognized in connection with your acquisition of MS Directional, LLC.

Securities and Exchange Commission

April 25, 2018

RESPONSE:

In response to the Staff’s comment, we will revise the disclosure in the “Acquisitions” note to the consolidated financial statements of our next Quarterly Report on Form 10-Q, and, to the extent applicable, future filings with the Commission to include a description of the qualitative factors that make up the goodwill recognized in connection with the Seventy Seven Energy Inc. (“SSE”) and MS Directional, LLC (“MS Directional”) acquisitions.

For SSE, we plan to include the following disclosure (underlined text) regarding the qualitative factors that make up goodwill:

Among the factors that contributed to a purchase price resulting in the recognition of goodwill was SSE’s reputation as an experienced provider of high-quality contract drilling and pressure pumping services in a safe and efficient manner, access to new geographies, access to new product lines, increased scale of operations, supply chain and corporate efficiencies as well as infrastructure optimization.

For MS Directional, we plan to include the following disclosure (underlined text) regarding the qualitative factors that make up goodwill:

Among the factors that contributed to a purchase price resulting in the recognition of goodwill was MS Directional’s reputation as an experienced provider of high-quality directional drilling services in a safe and efficient manner, access to new product lines, favorable market trends underlying these new business lines, earnings and growth opportunities and future technology development possibilities.

Note 14. Business Segments, page F-33

3.

Revise to provide disclosure showing revenues from external customers for each of your service offerings. For example, we note that the services offered by your pressure pumping operating segment consist of well stimulation services and cementing services for completion of new wells and remedial work on existing wells and the services offered by your directional drilling services operating segment include directional drilling, downhole performance motors, directional surveying, measurement-while-drilling, and wireline steering tools. Refer to FASB ASC 280-10-50-40.

Securities and Exchange Commission

April 25, 2018

RESPONSE:

We respectfully submit that we believe our current disclosure of revenue in our pressure pumping operating segment and directional drilling services operating segment meets the requirements of FASB ASC 280-10-50-40 because of the similarity of the service offerings included in each segment.

Each of these two operating segments includes multiple service offerings that are similar to each other based on: (i) their nature and use; (ii) their customers; (iii) their reliance on similar or redundant crews, operating equipment and support services; and (iv) their leadership by a division president and the division president’s internal management team. Additionally, these two operating segments reflect our management’s approach in evaluating the Company, as our decision-makers typically review aggregated data at the operating-segment level to make operating and capital resource allocation decisions.

The primary service offering within the pressure pumping operating segment is the provision of hydraulic fracturing services to exploration and production industry (E&P) customers. We also provide cementing and acid stimulation services. These services are collectively designed to provide an integrated well stimulation solution to our E&P customers, are utilized across the same geographies and facilities, involve the same or similar operating crews and require similar pumps and equipment. Our pressure pumping operating segment is led by a division president and has an integrated workforce and support services.  It should be noted that from 2015 through 2017, well stimulation services accounted for more than 97% of the revenue of the pressure pumping operating segment. By comparison, our cementing services for completion of new wells and remedial work on existing wells accounted for less than 3% of the revenue of the pressure pumping operating segment during the same period.

The primary service offering within the directional drilling services operating segment is directional drilling services, which enable our E&P customers to drill horizontal wells that offer greater exposure to targeted reservoir horizons than vertical wells. The directional drilling services operating segment contains multiple service offerings, including directional drilling, downhole performance motors, measurement-while-drilling, directional surveying and wireline steering tools.  Directional drilling, downhole performance motors and measurement-while-drilling services are sold as a bundle and account for approximately 97% of the revenue of the directional drilling services operating segment. The remaining services provided in this segment accounted for approximately 3% of the revenue of our directional drilling services operating segment. Like our other operating segments, our directional drilling services operating segment is headed by its own division president.

Securities and Exchange Commission

April 25, 2018

For the foregoing reasons, we believe we have met the requirements of FASB ASC 280-10-50-40 by disclosing revenue for each of our pressure pumping and directional drilling services operating segments, each of which are comprised of service offerings that are similar based on their purpose and use, their customers, their required equipment and personnel and leadership by a division president and internal management team. Additionally, we believe our disclosure of revenue at the operating-segment level accurately reflects management’s approach to evaluating and managing the Company.

Form 8-K filed February 8, 2018

4.

Your presentation of Pro Forma Net Loss per Share in your Form 8-K appears to be a non-GAAP measure. Revise to disclose the purposes for which management uses this non-GAAP measure and to reconcile it to GAAP earnings per share. In addition, show separate adjustments for income taxes along with a clear explanation for those adjustments. Refer to Items 10(e)(1)(i)(B) and 10(e)(1)(i)(C) of Regulation S-K along with questions 102.05 and 102.11 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

RESPONSE:

We acknowledge the Staff’s comment, and note that management used pro forma net loss per share in order to convey to investors our performance on a basis that, by excluding certain items, was more comparable to our earnings per share information reported in previous periods.  Pro Forma Net Loss per Share should not be construed as an alternative to GAAP earnings per share. As noted in Exhibit 99.1 to the Form 8-K, these non-recurring items included a non-cash revaluation of deferred tax items arising from lower corporate tax rates as part of recent tax legislation, pre-tax merger and integration expenses and a pre-tax gain related to the sale of certain oil and gas properties. The reconciliations and adjustments requested by the Staff appear below:

Securities and Exchange Commission

April 25, 2018

	Three Months Ended December 31, 2017				Year Ended December 31, 2017
	As Reported		Proforma		As Reported		Proforma
	Total	Per Share	Total	Per Share (1)	Total	Per Share	Total	Per Share (1)

Net income as reported	$195,402	$0.88	$195,402	$0.89	$5,910	$0.03	$5,910	$0.03

Reverse select items:
Pretax merger and integration expenses			8,653				74,451
Income tax using normalized effective tax rate			2,237				26,132
After tax merger and integration expenses			6,416	$0.03			48,319	$0.24

Pretax non-cash impairment charge			—				28,979
Income tax using normalized effective tax rate			—				10,172
After tax non-cash impairment charge			—	$—			18,807	$0.09

Pretax gain on sale of certain real estate and oil and gas interests			(8,417)				(19,627)
Income tax using normalized effective tax rate			(2,176)				(6,889)
After tax gain on sale of certain real estate and oil and gas interests			(6,241)	$(0.03)			(12,738)	$(0.06)

Non-cash revaluation of deferred tax items from tax reform			(218,651)	$(0.99)			(218,651)	$(1.10)

Net income (loss)	195,402		(23,074)		5,910		(158,353)
Adjust for income attributed to holders of non-vested restricted stock	—		—		(170)		—
Income (loss) attributed to common shareholders	$195,402	$0.88	$(23,074)	$(0.10)	$5,740	$0.03	$(158,353)	$(0.80)

Weighted average number of common shares outstanding, excluding non-vested shares of restricted stock	219,843		219,843		198,447		198,447
Add dilutive effect of potential common shares	2,061		—		1,435		—
Weighted average number of diluted common shares outstanding	221,904		219,843		199,882		198,447

Normalized effective tax rate			25.85%				35.10%
(1)

We present pro forma net loss per share in order to convey to investors our performance on a basis that, by excluding certain items, is more comparable to our earnings per share information reported in previous periods.  Pro Forma Net Loss per Share should not be construed as an alternative to GAAP earnings per share.

Securities and Exchange Commission

April 25, 2018

To the extent we include non-GAAP measures in our future filings with the Commission, including our future press releases disclosing quarterly results, we will comply with the requirements of Items 10(e)(1)(i)(B) and 10(e)(1)(i)(C) of Regulation S-K along with questions 102.05 and 102.11 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures, including providing disclosure of the purposes for which management uses a particular non-GAAP measure and a reconciliation to the most directly comparable GAAP measure.

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Securities and Exchange Commission

April 25, 2018

We look forward to answering any questions you may have on our responses and providing you with any additional information you may require. Please direct any questions or comments to me, at (281) 765-7100.

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By:/s/ C. Andrew Smith

Name:C. Andrew Smith

Title:Executive Vice President and Chief

Financial Officer

cc:Seth D. Wexler, Senior Vice President, General Counsel and Corporate Secretary